Product supplement no. 108-A-III
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated February 7, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer

General

- JPMorgan Chase & Co. may from time to time offer and sell upside auto callable reverse exchangeable notes linked to the common stock of an issuer, which we refer to as the Reference Stock. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. 108-A-III describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- We will pay interest at the interest rate specified in the relevant terms supplement. However, **the notes do not guarantee any return of principal at maturity**. If the notes are not automatically called (as described below), the payment at maturity will be based on the performance of the Reference Stock during the term of the notes. In addition, under the circumstances described below, if the notes are not automatically called, for each note, you may receive at maturity, in addition to any accrued and unpaid interest, a predetermined number of shares of the Reference Stock or, at our election, the cash value thereof based on the Final Share Price of such Reference Stock rather than the principal amount of the notes. **The market value of such number of shares of the Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero.**
- Under the circumstances described below, the notes will be automatically called before maturity and you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-35.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Reference Stock.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Reference Stock:	As specified in the relevant terms supplement.
Interest Rate:	As specified in the relevant terms supplement.
Automatic Call:	Unless otherwise specified in the relevant terms supplement, for notes with continuous Reference Stock monitoring, if at any time on any Call Date the trading price of the Reference Stock is greater than the Initial Share Price, or for notes with daily or single observation Reference Stock monitoring (or another method of Reference Stock monitoring), if on any Call Date the closing price of the Reference Stock is greater than the Initial Share Price, the notes will be automatically called.
	The relevant terms supplement will specify whether continuous, daily or single observation Reference Stock monitoring (or another method of Reference Stock monitoring) is applicable to the notes.
Payment if Called:	Unless otherwise specified in the relevant terms supplement, if the notes are automatically called, on the Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

(continued on next page)

Investing in the Upside Auto Callable Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 108-A-III, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 7, 2011

Key Terms (Continued):

Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, if the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity *unless*: (i) the Final Share Price is less than the Initial Share Price; *and* (ii) (a) for notes with continuous Reference Stock monitoring, at any time during the Monitoring Period, the trading price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount, (b) for notes with daily Reference Stock monitoring, on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount or (c) for notes with single observation Reference Stock monitoring, the Final Share Price is less than the Initial Share Price by more than the Protection Amount. The relevant terms supplement will specify whether continuous, daily or single observation Reference Stock monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Reference Stock. For example, the relevant terms supplement may specify weekly Reference Stock monitoring for purposes of determining whether the closing price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount. If the notes are not automatically called and the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). If you receive shares of the Reference Stock, fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero.
Monitoring Period:	As specified in the relevant terms supplement, if applicable. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from the pricing date to and including the Observation Date or the final Averaging Date.
Physical Delivery Amount:	The number of shares of the Reference Stock, per $1,000 principal amount of the notes, equal to $1,000 divided by the Initial Share Price. The Physical Delivery Amount is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock. The Cash Value is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Protection Amount:	As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Protection Amount is equal to 20% of the Initial Share Price. The Protection Amount for the Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Initial Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of the Reference Stock on the pricing date, or such other date as specified in the relevant terms supplement, divided by the Stock Adjustment Factor. The Initial Share Price for the Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Final Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of the Reference Stock on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of the Reference Stock on each of the Averaging Dates. The closing price of the Reference Stock on an Averaging Date used to determine the Final Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."
Stock Adjustment Factor:	Unless otherwise specified in the relevant terms supplement, the Stock Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Valuation Date(s):	The Final Share Price will be determined on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Call Date(s):	One or more dates as specified in the relevant terms supplement. Any Call Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Automatic Call."
Call Settlement Date:	Unless otherwise specified in the relevant terms supplement, the third business day after the Call Date or, if the Call Date is the final Valuation Date, the Maturity Date, in each case subject to postponement as described under "Description of Notes — Automatic Call" and "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement relevant to your investment, this product supplement no. 108-A-III and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 108-A-III and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 108-A-III, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 108-A-III and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 108-A-III are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 108-A-III and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 108-A-III, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 108-A-III have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Upside Auto Callable Reverse Exchangeable Notes linked to the Reference Stock specified in the relevant terms supplement.

General

The Upside Auto Callable Reverse Exchangeable Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the common stock of an issuer as specified in the relevant terms supplement (the "Reference Stock"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Reference Stock is an ADS, the term "issuer," in reference to the Reference Stock, refers to the issuer of the shares underlying such ADS. We refer to the common stock represented by an ADS as an "Underlying Stock." The notes are a series of debt securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes offer a higher interest rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. **However, the notes do not guarantee any return of principal at maturity; therefore, you must be aware of the risk that you may lose some or all of the principal amount of your notes at maturity if the notes are not automatically called.** Regardless of whether you receive your principal amount, the Physical Delivery Amount or, at our election, the Cash Value thereof (as described under "— Payment at Maturity") at maturity if the notes are not automatically called, or whether you receive your principal amount if the notes are automatically called (as described under "— Automatic Call"), you will be entitled to periodic interest payments on the principal amount of your notes as specified in the relevant terms supplement. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 108-A-III. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Interest Payments

For each interest period, unless otherwise specified in the relevant terms supplement, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$$\$1{,}000 \times \text{interest rate} \times (\text{number of days in the interest period} / 360),$$

where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

The notes will bear interest at a rate per annum specified in the relevant terms supplement. If the notes are automatically called, interest will accrue from the issue date of the notes to but excluding the applicable Call Settlement Date. Interest will be paid in arrears on each Interest Payment Date occurring before such Call Settlement Date and on such Call Settlement Date, to the holders of record at the close of business on the business day prior to that Interest Payment Date or such Call Settlement Date, as applicable, unless otherwise specified in the relevant terms supplement. Accordingly, the "record date" for any Interest Payment Date is the business day prior to that Interest Payment Date or Call Settlement Date, as applicable (rather than the date 15 calendar days prior to that Interest Payment Date, as described in the prospectus supplement).

If the notes are not automatically called, interest will accrue from the issue date of the notes to but excluding the maturity date. Interest will be paid in arrears on each Interest Payment Date to and including the maturity date, to the holders of record at the close of business on the business day prior to that Interest Payment Date, unless otherwise specified in the relevant terms supplement. Accordingly, the "record date" for any Interest Payment Date is the business day prior to that Interest Payment Date (rather than the date 15 calendar days prior to that Interest Payment Date, as described in the prospectus supplement). If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

The "interest rate" will be specified in the relevant terms supplement.

An "interest period" is, unless otherwise specified in the relevant terms supplement, the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date or, if the notes are automatically called prior to the first Interest Payment Date, ending on and including the applicable Call Settlement Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, or if the notes are automatically called prior to such next succeeding Interest Payment Date, ending on and including the applicable Call Settlement Date.

An "Interest Payment Date" will be as specified in the relevant terms supplement, *provided* that no Interest Payment Date will be more than twelve months after the immediately prior Interest Payment Date or issue date of the notes, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest period will commence as if the payment had not been delayed.

Automatic Call

For notes with continuous Reference Stock monitoring, if at any time on any Call Date the trading price of the Reference Stock is greater than the Initial Share Price, or for notes with daily or single observation Reference Stock monitoring (or another method of Reference Stock monitoring), if on any Call Date the closing price of the Reference Stock is greater than the Initial Share Price, the notes will be automatically called. The relevant terms supplement will specify whether continuous, daily or single observation Reference Stock monitoring (or another method of Reference Stock monitoring) is applicable to the notes. The "Call Date(s)" will be one or more dates as specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

If any Call Date is not a trading day or if there is a market disruption event on such day, such Call Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Call Date be postponed more than ten business days following the date originally scheduled to be such Call Date. If the tenth business day following the date originally scheduled to be such Call Date is not a trading day, or if there is a market disruption event on such date, the closing price of the Reference Stock on such Call Date will be deemed to be the closing price of the Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). Notwithstanding the foregoing, if any Call Date would have been postponed as described above to a date that is after the final Valuation Date, such Call Date will be deemed to be the final Valuation Date, which is in turn subject to further adjustment as described below.

Unless otherwise specified in the relevant terms supplement, if the notes are automatically called, for each $1,000 principal amount note, on the Call Settlement Date, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date (as defined below).

If the notes are automatically called on any Call Date (other than the final Valuation Date), we will redeem each note and deliver the applicable cash payment described above on the third business day after the Call Date, subject to postponement as described below. If the notes are called on a Call Date that is the final Valuation Date, we will redeem each note and deliver the applicable cash payment described above on the maturity date, subject to postponement as described below. We refer to the date on which we will redeem the notes and deliver the applicable cash payment described above upon an automatic call as the "Call Settlement Date."

If the Call Date is not the final Valuation Date and the Call Settlement Date as determined above is not a business day, the Call Settlement Date will be the immediately succeeding business day, but no additional interest will accrue as a result of the delayed payment.

Payment at Maturity

Unless otherwise specified in the relevant terms supplement, if the notes are not automatically called, for each $1,000 principal amount note you will receive $1,000 plus any accrued and unpaid interest at maturity *unless*:

(i)   the Final Share Price is less than the Initial Share Price; *and*

(ii)   (a) for notes with continuous Reference Stock monitoring, at any time during the Monitoring Period, the trading price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount, (b) for notes with daily Reference Stock monitoring, on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount or (c) for notes with single observation Reference Stock monitoring, the Final Share Price is less than the Initial Share Price by more than the Protection Amount.

The relevant terms supplement will specify whether continuous, daily or single observation Reference Stock monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Reference Stock. For example, the relevant terms supplement may specify weekly Reference Stock monitoring for purposes of determining whether the closing price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount.

If the notes are not automatically called and the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (plus any cash that we will pay in lieu of fractional shares) or, at our election, the Cash Value thereof. **The market value of the shares of the Reference Stock delivered to you as the Physical Delivery Amount (or the Cash Value thereof) will most likely be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.** See "Risk Factors" for further information.

The "Protection Amount" will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Protection Amount is equal to 20% of the Initial Share Price. The Protection Amount for the Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Physical Delivery Amount" will be the number of shares of the Reference Stock per $1,000 principal amount of the notes equal to $1,000 divided by the Initial Share Price. The Physical Delivery Amount is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Cash Value" will be the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of the Reference Stock and (2) the Final Share Price of the Reference Stock. The Cash Value is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, "Initial Share Price" is the closing price of the Reference Stock on the pricing date or such other date as specified in the relevant terms supplement, divided by the Stock Adjustment Factor. The Initial Share Price for the Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Stock Adjustment Factor" will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, "Final Share Price" is the closing price of the Reference Stock on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of the Reference Stock on each of the Averaging Dates. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Final Share Price will be determined based on the arithmetic average of the closing prices of the Reference Stock on each of the Averaging Dates and an adjustment to the Stock Adjustment Factor would have become effective (an "Adjustment Effective Date") in accordance with "General Terms of Notes — Anti-Dilution Adjustments" after the first Averaging Date but on or prior to the final Averaging Date, then the closing price of the Reference Stock on each Averaging Date occurring prior to the applicable Adjustment Effective Date of such adjustment to be used to determine the Final Share Price will be deemed to equal such closing price divided by the Stock Adjustment Factor, as adjusted (assuming that the Stock Adjustment Factor prior to such adjustment is equal to 1.0).

The "Valuation Date(s)" will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Averaging Date, and any such date is subject to adjustment as described below. The relevant terms supplement will specify the manner in which the Final Share Price is determined.

The "Monitoring Period" will be specified in the relevant terms supplement, if applicable. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from the pricing date to and including the Observation Date or the final Averaging Date.

Unless otherwise specified in the relevant terms supplement, "pricing date" means the day we price the notes for initial sale to the public.

The "Reference Stock" will be specified in the relevant terms supplement.

"Relevant Exchange" means, with respect to the Reference Stock, the primary U.S. exchange or market for trading for the Reference Stock, or with respect to the Underlying Stock, the primary exchange or market for trading for the Underlying Stock.

Unless otherwise specified in the relevant terms supplement, the "trading price" for one share of the Reference Stock (or one unit of any other security for which a trading price must be determined) at any time on any trading day (as defined below) means:

- if the Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at such time during the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Reference Stock (or any such other security) is listed or admitted to trading;

- if the Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by the Financial Industry Regulatory Authority (the "FINRA") (the "OTC Bulletin Board"), the most recently reported sale price at such time during the principal trading session on the OTC Bulletin Board on such day; or

- if the Reference Stock (or any such other security) is issued by a foreign issuer and its trading price cannot be determined as set forth in the two bullet points above, and the Reference Stock (or any such other security) is listed or admitted to trading on a non-U.S. securities exchange or market, the most recently reported sale price, regular way, at such time during the principal trading session on such day on the primary non-U.S. securities exchange or market on which if the Reference Stock (or any such other security) is listed or admitted to trading.

Unless otherwise specified in the relevant terms supplement, the "closing price" for one share of the Reference Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal U.S. securities exchange registered under the Exchange Act on which the Reference Stock (or any such other security) is listed or admitted to trading;

- if the Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on such day;

- if the Reference Stock (or any such other security) is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such Reference Stock (or any such other security) is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day on the primary non-U.S. securities exchange or market on which the Reference Stock (or any such other security) is listed or admitted to trading; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Unless otherwise specified in the relevant terms supplement, a "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the NYSE Amex LLC (the "NYSE Amex"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading.

Unless otherwise specified in the relevant terms supplement, a "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The maturity date for the notes will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the maturity date or the applicable Call Settlement Date, as applicable, or any Interest Payment Date funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Valuation Date be postponed more than ten business days following the date originally scheduled to be such Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Valuation Date is not a trading day, or if there is a market disruption event on such date, the closing price of the Reference Stock on such Valuation Date will be deemed to be the closing price of the Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day).

Notes with a maturity of not more than one year

If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Valuation Date be postponed more than ten business days following the date originally scheduled to be such Valuation Date; *provided*, that no Valuation Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). If the tenth business day following the date originally scheduled to be the applicable Valuation Date is not a trading day, or if there is a market disruption event on such date, the closing price of the Reference Stock on such Valuation Date will be deemed to be the closing price of the Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). Notwithstanding the foregoing, if any Valuation Date has been postponed to the Final Disrupted Valuation Date (treating any such Valuation Date that is not the final Valuation Date as if it were the final Valuation Date) and such Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, then the closing price of the Reference Stock on such Valuation Date will be deemed to be the closing price of the Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). **For the avoidance of doubt, in no event will any Valuation Date occur after the Final Disrupted Valuation Date.**

No Fractional Share

If we deliver shares of the Reference Stock to you at maturity, we will pay cash in lieu of delivering any fractional share of the Reference Stock in an amount equal to the product of the closing price of the Reference Stock multiplied by such fractional amount as determined by the calculation agent on the final Valuation Date.

Delivery of shares of the Reference Stock

We may designate any of our affiliates to deliver any shares of the Reference Stock or any Exchange Property (as defined in "General Terms of Notes — Anti-Dilution Adjustments") pursuant to the terms of the notes and we will be discharged of any obligation to deliver such shares of the Reference Stock or Exchange Property to the extent of such performance by our affiliates. Reference in this product supplement to delivery of shares of the Reference Stock or any Exchange Property by us will also include delivery of such shares or Exchange Property by our affiliates.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes pay interest as specified in the relevant terms supplement but do not guarantee any return of principal at maturity. Investing in the notes is not equivalent to investing directly in the Reference Stock. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Your investment in the notes may result in a loss.

The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity so long as (a) for notes with continuous Reference Stock monitoring, the trading price of the Reference Stock is not less than the Initial Share Price by more than the Protection Amount at any time during the Monitoring Period, (b) for notes with daily Reference Stock monitoring, the closing price of the Reference Stock is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period or (c) for notes with single observation Reference Stock monitoring, the Final Share Price is not less than the Initial Share Price by more than the Protection Amount. Assuming daily Reference Stock monitoring applies and the notes are not automatically called, if the Final Share Price is less than the Initial Share Price and the closing price of the Reference Stock during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount, you will receive at maturity a number of shares of the Reference Stock equal to the Physical Delivery Amount (or at our election, the Cash Value thereof). **The market value of the shares of the Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero. Accordingly, you may lose the entire principal amount of your notes.**

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities LLC, or JPMS, and other affiliates of ours may trade the Reference Stock and other financial instruments related to the Reference Stock on a regular basis, for their accounts and for other accounts under their management. JPMS and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Reference Stock and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Reference Stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of the Reference Stock and, accordingly, could affect whether there will be an automatic call or the payment you receive at maturity if the notes are not automatically called.

We or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Reference Stock, and we will not disclose any such information to you. In addition, we or the of our affiliates may publish research reports or otherwise express views about the issuer of the Reference Stock. Any prospective purchaser of notes should undertake an independent investigation of the issuer of the Reference Stocks as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to our business with the issuer of the Reference Stock.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may hedge our obligations under the notes through certain affiliates or unaffiliated counterparties who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currency in which a Reference Stock that is an ADS is denominated. These trading activities could potentially affect the exchange rate with respect to such currency and, if currency exchange rate calculations are involved in the calculation of the closing price of the Reference Stock, could affect the value of the notes.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to future currency exchange rate movements and, if the notes are linked to a Reference Stock that is an ADS, any prospective purchaser of notes should undertake an independent investigation of the currency in which such ADS is denominated and the related exchange rate as, in its judgment, is appropriate to make an informed decision with respect to an investment in the notes.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Protection Amount, the Physical Delivery Amount, the trading price or the closing price of the Reference Stock on any day during the Monitoring Period, if applicable, whether the automatic call feature has triggered a mandatory redemption, the Stock Adjustment Factor, anti-dilution adjustments and Reorganization Event adjustments, the Final Share Price, the amount of interest payable on any Interest Payment Date or Call Settlement Date and the amount we will pay you at maturity or upon an automatic call as well as whether and how much the trading price (in the case of continuous monitoring) or closing price (in the case of daily monitoring) of the Reference Stock on any day during the Monitoring Period, if applicable, and the Final Share Price are less than the Initial Share Price. In addition, the calculation agent will determine whether there has been a market disruption event, whether to select and, if it determines to do so, select, a Successor Reference Stock if an ADS serving as the Reference Stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated. The calculation agent will also determine the closing price of the Reference Stock if a Valuation Date has been postponed for ten business days due to a market disruption event and whether a day is an Interest Payment Date. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS as the calculation agent, is entitled to exercise discretion.

The automatic call feature may force a potential early exit.

The notes will be called before maturity if the trading price (in the case of continuous monitoring) or closing price (in the case of daily, single observation or any other method of monitoring) of the Reference Stock is greater than the Initial Share Price on a Call Date. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes had been retired at maturity, and for each $1,000 principal amount note, investors will receive on the Call Settlement Date $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

The protection offered by the Protection Amount may terminate at any time during the term of the notes or on the Observation Date or the final Averaging Date.

If the notes are not automatically called, the Final Share Price is less than the Initial Share Price and (a) for notes with continuous Reference Stock monitoring, the trading price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount at any time during the Monitoring Period, (b) for notes with daily Reference Stock monitoring, the closing price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period or (c) for notes with single observation Reference Stock monitoring, the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will be fully exposed to any depreciation in the closing price of the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if (for notes with continuous or daily monitoring) the price of the Reference Stock subsequently recovers such that the Final Share Price is greater than the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

Because you will not benefit from any appreciation in the Reference Stock above the Initial Share Price, if the notes are not automatically called, you should not expect to receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.

If the notes are not automatically called, at maturity, you will most likely receive no more than the principal amount of your notes plus the final interest payment due on the maturity date or the Call Settlement Date, as applicable, and the total payment you receive over the term of the notes or upon the Call Settlement Date, as applicable, will most likely not exceed the principal amount of your notes plus the interest payments paid during the term of the notes or upon the Call Settlement Date, as applicable. Accordingly, for each $1,000 principal amount note, it is unlikely that you will receive a payment at maturity with a value that exceeds $1,000 plus the final interest payment, or a total payment over the term of the notes or upon the Call Settlement Date, as applicable, of more than the principal amount plus the interest payment as specified in the relevant terms supplement. Even if the Final Share Price exceeds the Initial Share Price, you will receive only the principal amount of the notes, regardless of any appreciation in the value of the Reference Stock.

You will have no ownership rights in the Reference Stock.

Investing in the notes is not equivalent to investing in the Reference Stock. As an investor in the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. If the notes are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the Underlying Stock.

We have no affiliation with the issuer of the Reference Stock.

The issuer of the Reference Stock is not an affiliate of ours and is not involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of the Reference Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the Reference Stock has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Reference Stock.

In addition, as we are not affiliated with the issuer of the Reference Stock, we do not assume any responsibility for the adequacy of the information about the Reference Stock or its issuer contained in this product supplement, any terms supplement or in any of the Reference Stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or the Reference Stock, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the notes, you should make your own investigation into the Reference Stock.

The Final Share Price may be less than the closing price of the Reference Stock at the maturity date of the notes or at other times during the term of the notes.

Because the Final Share Price is calculated based on the closing price of the Reference Stock on one or more Valuation Dates during the term of the notes, the closing price of the Reference Stock at the maturity date or at other times during the term of the notes, including dates near the Valuation Date(s), could be higher than the Final Share Price. This difference could be particularly large if there is a significant increase in the closing price of the Reference Stock after the final Valuation Date, if there is a significant decrease in the closing price of the Reference Stock around the time of the Valuation Date(s) or if there is significant volatility in the closing price of the Reference Stock during the term of the notes (especially on dates near the Valuation Date(s)). For example, when the Valuation Date(s) is near the end of the term of the notes, then if the closing price for the Reference Stock increases or remains relatively constant during the initial term of the notes and then decreases below its Initial Share Price, the Final Share Price may be significantly less than if it were calculated on a date earlier than the Valuation Date(s). Under these circumstances, the value you receive at maturity, if any, may be less than the value you would have received if you had invested in the Reference Stock or contracts relating to the Reference Stock for which there is an active secondary market.

The notes are designed to be held to maturity, unless automatically called prior to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Reference Stock has appreciated since the pricing date. The potential returns described in any relevant terms supplement assume that your notes are held to maturity unless automatically called and redeemed prior to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the Reference Stock and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of the Reference Stock. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected frequency and magnitude of changes in the market price of the Reference Stock (volatility);

- the time to maturity of the notes;

- whether the Reference Stock closes (in the case of daily monitoring) or trades (in the case of continuous monitoring) below the Initial Share Price by more than the Protection Amount during the Monitoring Period, if applicable;

- the dividend rate on the Reference Stock (while not paid to holders of the notes, dividend payments on the Reference Stock may influence the market price of the Reference Stock and the market value of options on the Reference Stock and therefore affect the market value of the notes);

- the occurrence of certain corporate events affecting the Reference Stock that may or may not require an adjustment to the applicable Stock Adjustment Factor (as defined herein) or, in the case of a non-U.S. equity security or an ADS, the selection of a Successor Foreign Reference Stock or Successor Reference Stock, as applicable;

- interest and yield rates in the market generally as well as in each of the markets of the Reference Stock;

- economic, financial, political, regulatory and judicial events that affect the Reference Stock or stock markets generally and that may affect the closing price of the Reference Stock on any Valuation Date or the trading price (in the case of continuous monitoring) or closing price (in the case of daily monitoring) of the Reference Stock on any day during the Monitoring Period, if applicable;

- If the Reference Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the Underlying Stock is traded; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Reference Stock based on its historical performance.

While it is possible that the notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity or automatic call will not exceed 100% of the principal amount of the notes. Even if the notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your notes in a secondary market transaction, if such a transaction were available. **Moreover, if you sell your notes prior to maturity, you may have to sell them at a substantial discount from their principal amount if the market price of the Reference Stock is at, below or not sufficiently above the Initial Share Price.**

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to affect adversely the value of the notes prior to maturity.

While the payment at maturity, if any, or upon an automatic call will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of such compensation or other transaction costs.

If the market value of the Reference Stock changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Reference Stock. Accordingly, changes in the market value of the Reference Stock may not result in a comparable change in the market value of the notes. If the closing price of the Reference Stock on any trading day increases above the Initial Share Price, the value of the notes may not increase comparably, if at all. It is also possible for the value of the Reference Stock to increase moderately while the value of the notes declines.

When the trading price (in the case of continuous monitoring) or the closing price (in the case of daily or single observation monitoring) of the Reference Stock on any trading day is less than the Initial Share Price by close to the Protection Amount for the first time, the market value of the notes will likely decline at a greater rate than the market value of the Reference Stock. If the Reference Stock trades (in the case of continuous monitoring) or closes (in the case of daily or single observation monitoring) at prices that are less than the Initial Share Price by an amount that is close to or more than the Protection Amount, we expect the market value of the notes to decline to reflect, among a number of factors, our right to potentially deliver to you at maturity, if the notes are not automatically called, the Physical Delivery Amount with a value less than 100% of the principal amount of your notes.

Investing in the notes is not equivalent to investing in the Reference Stock.

Investing in the notes is not equivalent to investing in the Reference Stock. As an investor in the notes, you will not have any ownership interests or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. If the notes are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the Underlying Stock.

Your return on the notes will not reflect dividends on the Reference Stock.

Your return on the notes will not reflect the return you would realize if you actually owned the Reference Stock and received the dividends on the Reference Stock. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Final Share Price on the Valuation Date(s). The Final Share Price reflects the closing price of the Reference Stock on the Observation Date or the arithmetic average of the closing price of the Reference Stock on each of the Averaging Dates, as applicable, without taking into consideration the value of dividends on the Reference Stock.

We have no affiliation with the issuer of the Reference Stock.

The issuer of the Reference Stock is not an affiliate of ours and will not be involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of the Reference Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the Reference Stock has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Reference Stock.

In addition, as we are not affiliated with the issuer of the Reference Stock, we do not assume any responsibility for the adequacy of the information about the Reference Stock or its issuer contained in this product supplement, any terms supplement or in any of the Reference Stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or the Reference Stock, whether contained in Securities and Exchange Commission, which we refer to as the SEC, filings or otherwise. As an investor in the notes, you should undertake your own investigation into the Reference Stock.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining whether there will be an automatic call, or, if the notes are not automatically called, determining the Final Share Price or calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that a Call Date or Valuation Date, as applicable, and the Call Settlement Date or maturity date, as applicable, will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. Pursuant to the terms of the notes and subject to the discussion in the section entitled "Certain U.S. Federal Income Tax Consequences," we and you will agree to characterize the notes for U.S. federal income tax purposes as a unit comprising: (i) a put option written by you that is automatically terminable in circumstances where an Automatic Call occurs and that, if not terminated, requires you to purchase the Reference Stock (or, at our option, the Cash Value thereof) from us at maturity under circumstances where the payment at maturity is the Physical Delivery Amount and (ii) a deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the put option. The IRS might not accept, and a court might not uphold, this characterization. If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the timing and character of income or loss (including whether the Put Premium, as defined below in "Certain U.S. Federal Income Tax Consequences—Tax Treatment of the Notes," might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences—Tax Treatment of the Notes" in this product supplement no. 108-A-III and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Related to the Reference Stock

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Reference Stock is an ADS, and we or one of our affiliates serves as depositary for such ADSs, our or such affiliates' interests, as depositary for the ADSs, may be adverse to your interests as a holder of the notes.

For notes linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the Underlying Stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the notes.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For notes linked to the performance of an ADS, an investment in the notes is subject to risks associated with non-U.S. securities markets.

An investment in the notes linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes linked to the ADSs of emerging markets issuers.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease such that you may not receive any return of your investment. There can be no assurance that the price of the ADSs will not decrease so that at maturity, you will not lose some or all of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your note is linked to the performance of an ADS, you should be aware that your note is linked to the price of the ADSs and not the Underlying Stock, and there exist important differences between the rights of holders of ADSs and the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying Stock may be significant and may materially and adversely affect the value of the notes.

In some circumstances, whether there will be an automatic call and the payment you receive on the notes may be based on the common stock (or ADS, as applicable) of another company and not the Reference Stock.

Following certain corporate events relating to the Reference Stock where its issuer is not the surviving entity, whether there will be an automatic call or the amount you receive at maturity if the notes are not automatically called may be based on the common stock of a successor to the Reference Stock issuer or any cash or any other assets distributed to holders of the Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this product supplement called "General Terms of Notes — Anti-Dilution Adjustments."

In addition, for notes linked to the performance of an ADS, if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, the calculation agent will have the option to either (a), (i) replace that ADS with the ADS of a company selected from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of that original ADS is organized, or has its principal executive office, and that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("SIC Code") as that original ADS that, in the sole discretion of the calculation agent, is the most comparable to that original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility or (ii) in certain circumstances, replace that ADS with the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the original ADS is organized, or has its principal executive office and that are then registered to trade on the NYSE or The NASDAQ Stock Market that, in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original ADS or (iii) in certain circumstances, replace that ADS with the common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the original ADS that in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility or (b) deem the Underlying Stock to be the Reference Stock. You should read the section of this product supplement called "General Terms of Notes — Anti-Dilution Adjustments — Delisting of ADSs or Termination of ADS Facility" for more information. Replacing the original ADS serving as the Reference Stock with another ADS may materially and adversely affect the value of the notes.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Stock Adjustment Factor, which will be set initially at 1.0, and consequently the Physical Delivery Amount, for certain adjustment events (as defined below) affecting the Reference Stock, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the Reference Stock or another party makes a partial tender or partial exchange offer for the Reference Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" for further information.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of the Reference Stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of the Reference Stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of such issuer. Any exercise of our rights as a lender or holder of securities of the issuer of a Reference Stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the notes.

We cannot assure you that the public information provided on the issuer of the Reference Stock is accurate or complete.

All disclosures contained in the relevant terms supplement regarding the issuer of the Reference Stock are derived from publicly available documents and other publicly available information. We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Reference Stock are accurate or complete, and are not responsible for public disclosure of information by the issuer of the Reference Stock, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Reference Stock or the value of the Reference Stock (and therefore the trading price or closing price, as applicable, of the Reference Stock on any day during the Monitoring Period, if applicable, the Final Share Price and the value of the Physical Delivery Amount and whether there will be an automatic call), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect whether there will be an automatic call or, if the notes are not automatically called, the amount you will receive at maturity of the notes and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuer of the Reference Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Reference Stock or instruments the value of which is derived from the Reference Stock. While we cannot predict an outcome, such hedging activities or other hedging and investment activity of ours could potentially increase the closing price or trading price of the Reference Stock on any trading day as well as the Initial Share Price, and, therefore, effectively establish a higher price at which the Reference Stock must trade to trigger an automatic call or, if the notes are not automatically called, for you to receive at maturity of the notes the principal amount of your notes (in addition to interest payments over the term of the notes). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Reference Stock or instruments the value of which is derived from the Reference Stock. Although we have no reason to believe that any of these activities will have a material impact on the price of the Reference Stock or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE REFERENCE STOCK

In the relevant terms supplement, we will provide summary information regarding the business of the issuer of the Reference Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the Reference Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the notes offered thereby and do not relate to the Reference Stock or other securities of the issuer of the Reference Stock. We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer of the Reference Stock from the publicly available documents described above. In connection with the offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the Reference Stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Stock (and therefore the Stock Adjustment Factor) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the payment at maturity with respect to the notes and therefore the trading prices of the note.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock.

We and/or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, such issuer or providing advisory services to such issuer, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stock or its issuer, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Stock or its issuer, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock or its issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical performance of the Reference Stock

We will provide historical price information on the Reference Stock in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your note based on a range of hypothetical Final Share Prices for a hypothetical Reference Stock, whether the trading price or closing price, as applicable, of the hypothetical Reference Stock on any day during the Monitoring Period, if applicable, is less than the Initial Share Price by more than the Protection Amount and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date or until the notes are automatically called.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the effect that various hypothetical market values of the Reference Stock on the scheduled Valuation Date(s) could have on the hypothetical returns on your note, if held to the scheduled maturity date, or until automatically called, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on hypothetical Final Share Prices or closing prices or trading prices of the Reference Stock on any day during the Monitoring Period, if applicable, in each case that may vary and on assumptions that may prove to be erroneous.

The return on your note may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the Reference Stock directly. Among other things, the return on the Reference Stock could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in the Reference Stock is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Protection Amount, the Physical Delivery Amount, the trading price or the closing price of the Reference Stock on any day during the Monitoring Period, if applicable, whether the automatic call feature has triggered a mandatory redemption, the Stock Adjustment Factor, anti-dilution adjustments and Reorganization Event adjustments, the Final Share Price, the amount of interest payable on any Interest Payment Date or Call Settlement Date and the amount we will pay you at maturity or upon an automatic call as well as whether and how much the trading price (in the case of continuous monitoring) or closing price (in the case of daily monitoring) of the Reference Stock on any day during the Monitoring Period, if applicable, and the Final Share Price are less than the Initial Share Price. In addition, the calculation agent will determine whether there has been a market disruption event, whether to select and, if it determines to do so, select, a Successor Reference Stock if an ADS serving as the Reference Stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated. The calculation agent will also determine the closing price of the Reference Stock if a Valuation Date has been postponed for ten business days due to a market disruption event and whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or upon automatic call and on each Interest Payment Date on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date or the applicable Call Settlement Date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Share Price, the Protection Amount, the Physical Delivery Amount, the trading price or closing price of the Reference Stock on any day during the Monitoring Period, if applicable, the Final Share Price and the payment at maturity or on a Call Settlement Date or any Interest Payment Date per $1,000 principal amount note to a note holder will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the closing price of one share of the Reference Stock on any Valuation Date, whether the notes are to be automatically called, the trading price (in the case of continuous monitoring) or the closing price (in the case of daily monitoring) of the Reference Stock on any day during the Monitoring Period, if applicable, and consequently, the amount, if any, that we are required to pay you at maturity of the notes. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

"Market Disruption Event" means, with respect to the Reference Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of the Reference Stock (or such security) on the Relevant Exchange for the Reference Stock (or such security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

- a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the Reference Stock (or such security) as a result of which the reported trading prices for the Reference Stock (or such security) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary exchange or market for trading in futures or options contracts related to the Reference Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market; or

- a decision to permanently discontinue trading in such related futures or options contracts,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in the Reference Stock or any instrument related to the Reference Stock or to adjust or unwind all or a material portion of any hedge position in the Reference Stock with respect to the notes.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary exchange or market for trading in futures or options contracts related to the Reference Stock (or such security),

- limitations pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the SEC or any other relevant authority of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, and

- a suspension of trading in futures or options contracts on the Reference Stock (or such security) by the primary exchange or market for trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

  will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Reference Stock (or such security), as determined by the calculation agent in its sole discretion; and

- a "suspension, absence or material limitation of trading" on the primary exchange or market on which futures or options contracts related to the Reference Stock (or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

The Stock Adjustment Factor, the Initial Share Price and the Final Share Price are subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

Unless otherwise specified below, no adjustments to the Stock Adjustment Factor will be required unless the Stock Adjustment Factor adjustment would require a change of at least 0.1% in the Stock Adjustment Factor then in effect. The Stock Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Stock Adjustment Factor after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Stock Adjustment Factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of the Reference Stock on any trading day during the term of the notes. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of the Reference Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the Reference Stock by the issuer of the Reference Stock or any third party.

For purposes of these adjustments, except as noted below, if an ADS is serving as the Reference Stock, all adjustments to the Stock Adjustment Factor for such Reference Stock will be made as if the Underlying Stock is serving as the Reference Stock. Therefore, for example, if the Underlying Stock is subject to a two-for-one stock split and assuming the Stock Adjustment Factor is equal to one, the Stock Adjustment Factor for the Reference Stock would be adjusted to equal to two. If your notes are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the relevant terms supplement, the dividend paid by the issuer of the Underlying Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the Reference Stock, no adjustment to the ADS price or the Stock Adjustment Factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of underlying stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of Underlying Stock represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

JPMS, as calculation agent, will be solely responsible for the determination and calculation of any adjustments to the Stock Adjustment Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations will be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment to the Stock Adjustment Factor (other than as a result of a Reorganization Event as described below), or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which will provide written notice to the trustee, which will provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Stock Adjustment Factor.

Stock Splits and Reverse Stock Splits

If the Reference Stock is subject to a stock split or reverse stock split, then once any split has become effective, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the product of:

- the prior Stock Adjustment Factor, and

- the number of shares that a holder of one share of the Reference Stock before the effective date of that stock split or reverse stock split would have owned immediately following the applicable effective date.

Stock Dividends or Distributions

If the Reference Stock is subject to (i) a stock dividend, *i.e.*, issuance of additional shares of the Reference Stock, that is given ratably to all holders of shares of the Reference Stock, or (ii) a distribution of shares of the Reference Stock as a result of the triggering of any provision of the corporate charter of the issuer of the Reference Stock, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the prior Stock Adjustment Factor plus the product of:

- the prior Stock Adjustment Factor, and

- the number of additional shares issued in the stock dividend or distribution with respect to one share of the Reference Stock.

Non-Cash Dividends or Distributions

If the issuer of the Reference Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of the Reference Stock to all holders of shares of the Reference Stock (other than (i) dividends, distributions, rights or warrants referred to under "— Stock Splits and Reverse Stock Splits" or "— Stock Dividends or Distributions" above or "— Issuance of Transferable Rights or Warrants" below and (ii) cash distributions or dividends referred under "— Cash Dividends or Distributions" below), then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the product of:

- the prior Stock Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of the Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the Reference Stock means the closing price of the Reference Stock on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Stock Adjustment Factor.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the Reference Stock is an ADS and such distribution consists of property traded on the ex-dividend date on a non-U.S. securities exchange or market, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date, as determined by the calculation agent.

The "ex-dividend date," with respect to a dividend or other distribution on the Reference Stock, means the first trading day on which transactions in the Reference Stock trade on the Relevant Exchange without the right to receive that dividend or other distribution.

Notwithstanding the foregoing, a distribution on the Reference Stock described in clause (a), (d) or (e) of the section entitled "—Reorganization Events" below that also would require an adjustment under this section will not cause an adjustment to the Stock Adjustment Factor and will only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "—Reorganization Events." A distribution on the Reference Stock described in the section entitled "—Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section will only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants".

Cash Dividends or Distributions

If the issuer of the Reference Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of shares of the Reference Stock during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the Stock Adjustment Factor has not previously been made under this "—Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the product of:

- the prior Stock Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of the Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share the issuer of the Reference Stock distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the Stock Adjustment Factor has not previously been made under this "—Cash Dividends or Distributions" section to holders of the Reference Stock in excess of the Dividend Threshold.

For the avoidance of doubt, the Stock Adjustment Factor may be adjusted more than once in any particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold. If the Stock Adjustment Factor has been previously adjusted in a particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the issuer of the Reference Stock pays cash dividends or makes other distributions during such quarterly fiscal period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the Stock Adjustment Factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Such subsequent adjustments to the Stock Adjustment Factor will only take into account the cash dividends or distributions during such quarterly fiscal period made since the last adjustment to the Stock Adjustment Factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "Dividend Threshold" is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding quarterly fiscal period, if any, per share of the Reference Stock plus (y) 10% of the closing price of the Reference Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

Issuance of Transferable Rights or Warrants

If the issuer of the Reference Stock issues transferable rights or warrants to all holders of shares of the Reference Stock to subscribe for or purchase the Reference Stock, including new or existing rights to purchase the Reference Stock at an exercise price per share less than the closing price of the Reference Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the maturity date of the notes, then the Stock Adjustment Factor will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Stock Adjustment Factor will equal the prior Stock Adjustment Factor plus the product of:

- the prior Stock Adjustment Factor, and

- the number of shares of the Reference Stock that can be purchased with the cash value of such warrants or rights distributed on one share of the Reference Stock.

The number of shares that can be purchased will be based on the closing price of the Reference Stock on the date the new Stock Adjustment Factor is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange or, in the case of a Reference Stock that is an ADS, on a non-U.S. securities exchange or market, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange or a non-U.S. securities exchange or market, as applicable, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Stock Adjustment Factor is determined, *provided* that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the maturity date,

(a) there occurs any reclassification or change of the Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of the Reference Stock,

(b) the issuer of the Reference Stock, or any surviving entity or subsequent surviving entity of the issuer of the Reference Stock (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of the Reference Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of the Reference Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of the Reference Stock issues to all of its shareholders equity securities of an issuer other than the issuer of the Reference Stock, other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-Off Event"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the Reference Stock and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "Reorganization Event"),

then (1) whether there will be an automatic call will depend on the value of the Exchange Property (as defined below) if any Call Date occurs subsequent to the effective date of the Reorganization Event and, (2) if the notes are not automatically called, the payment at maturity will depend on whether (i) for notes with continuous Reference Stock monitoring, the trading price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount at any time during the Monitoring Period, (ii) for notes with daily Reference Stock monitoring, the closing price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period or (iii) for notes with single observation Reference Stock monitoring, the Final Share Price is less than the Initial Share Price by more than the Protection Amount, and the kind and amount of Exchange Property (as defined below) received by holders of the Reference Stock in the Reorganization Event. In addition to the cash or Exchange Property described below, in all cases, you will receive at maturity any accrued and unpaid interest.

If the notes have not been automatically called, (1) if any Call Date occurs after the effective date of the Reorganization Event (other than a Call Date that is the final Valuation Date), and if the aggregate Transaction Value (as defined below) of the Exchange Property on such Call Date is greater than the Initial Share Price (as it may be adjusted pursuant to the provisions below), the notes will be automatically called and your payment on the applicable Call Settlement Date will be determined as described under "Description of Notes — Automatic Call"; and (2) for a Call Date that is the final Valuation Date, the notes will not be automatically called on such Call Date.

Adjustments if the Reference Stock is less than the Initial Share Price by more than the Protection Amount during the Monitoring Period, if applicable, on or before the Relevant Date

If the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring) of the Reference Stock is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, if applicable, on or before the trading day immediately preceding the Reorganization Event (the "Relevant Date") and if the notes have not been automatically called, you will receive at maturity, in respect of each $1,000 principal amount note, the lesser of: (i) $1,000 in cash or (ii) Exchange Property (or, at our election, cash) with a value equal to the product of the Physical Delivery Amount, as may be adjusted, and the Transaction Value (as defined below).

Adjustments if the Reference Stock is not less than the Initial Share Price by more than the Protection Amount during the Monitoring Period, if applicable, on or before the Relevant Date or if Single Observation Monitoring Applies

If the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring) of the Reference Stock is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, if applicable, on or before the Relevant Date or if single observation monitoring applies (and, in each case, if the notes have not been automatically called), the payment at maturity will depend on the type of Exchange Property received by holders of the Reference Stock in accordance with the following:

(i)   If the Exchange Property consists solely of securities (including, without limitation, securities of the issuer of the Reference Stock or securities of foreign issuers represented by American depositary receipts) traded on the NYSE, the NYSE Amex, the NASDAQ Stock Market ("Exchange Traded Securities"), then the payment at maturity for each $1,000 principal amount note will depend on whether the Initial Share Price exceeds the closing price of the Exchange Traded Securities on the Valuation Date(s) and on whether (A) for notes with continuous Reference Stock monitoring, the trading price of the Exchange Traded Securities is less than the Initial Share Price by more than the Protection Amount at any time during the Monitoring Period, (B) for notes with daily Reference Stock monitoring, the closing price of the Exchange Traded Securities is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period or (C) for notes with single observation Reference Stock monitoring, the closing price of the Exchange Traded Securities is less than the Initial Share Price by more than the Protection Amount on the Valuation Date(s):

(a)   If the closing price of the Exchange Traded Securities on the Observation Date or the arithmetic average of the closing price of the Exchange Traded Securities on each of the Averaging Dates, as applicable, is not less than the Initial Share Price or (1) for notes with continuous Reference Stock monitoring, the trading price of the Exchange Traded Securities is not less than the Initial Share Price by more than the Protection Amount at any time during the Monitoring Period, (2) for notes with daily Reference Stock monitoring, the closing price of the Exchange Traded Securities is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period or (3) for notes with single observation Reference Stock monitoring, the closing price of the Exchange Traded Securities on the Observation Date or the arithmetic average of the closing price of the Exchange Traded Securities on each of the Averaging Dates, as applicable, is not less than the Initial Share Price by more than the Protection Amount, then we will pay you at maturity, for each $1,000 principal amount note, the principal amount of $1,000 in cash.

(b)   If the closing price of the Exchange Traded Securities on the Observation Date or the arithmetic average of the closing price of the Exchange Traded Securities on each of the Averaging Dates, as applicable, is less than the Initial Share Price and (1) for notes with continuous Reference Stock monitoring, the trading price of the Exchange Traded Securities is less than the Initial Share Price by more than the Protection Amount at any time during the Monitoring Period, (2) for notes with daily Reference Stock monitoring, the closing price of the Exchange Traded Securities is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period or (3) for notes with single observation Reference Stock monitoring, the closing price of the Exchange Traded Securities on the Observation Date or the arithmetic average of the closing price of the Exchange Traded Securities on each of the Averaging Dates, as applicable, is less than the Initial Share Price by more than the Protection Amount, then we will deliver to you at maturity, for each $1,000 principal amount note, Exchange Property (or, at our election, cash) with a value equal to the product of the Physical Delivery Amount immediately prior to such Reorganization Event and the Transaction Value.

The calculation agent will adjust the Initial Share Price (and consequently the Protection Amount) to reflect the Exchange Traded Securities delivered in such Reorganization Event and the market value and volatility levels of such Exchange Traded Securities and any Stock Adjustment Factor adjustments to the Initial Share Price as of the effective date of the Reorganization Event. In addition, following any such adjustment, the Initial Share Price will be such adjusted Initial Share Price, divided by the Stock Adjustment Factor (which will have been reset to 1.0 immediately following the Reorganization Event).

(ii)   If the Exchange Property consists solely of cash, property other than Exchange Traded Securities or a combination thereof, the calculation agent will be deemed to have liquidated all non-cash Exchange Property upon terms that it deems commercially reasonable, and the value of the Exchange Property will, after such liquidation, equal the aggregate cash amount, including the amount resulting from that liquidation. We refer to this aggregate cash amount as the "Per Share Liquidation Value." Following a Reorganization Event of this sort, we will pay you at maturity, for each $1,000 principal amount note, the lesser of (i) $1,000 in cash or (ii) cash in an aggregate amount equal to the product of the Physical Delivery Amount immediately prior to such Reorganization Event and the Per Share Liquidation Value.

(iii)   If the Exchange Property consists of any other combination of Exchange Traded Securities, cash or property other than Exchange Traded Securities, the calculation agent will be deemed to have liquidated all property other than Exchange Traded Securities upon terms that it deems commercially reasonable. Following a Reorganization Event of this sort,

(a)   we will pay you at maturity, for each $1,000 principal amount note, cash in an aggregate amount calculated in accordance with clause (ii) above and proportionally adjusting the cash payment at maturity to reflect the portion of the Exchange Property that constitutes cash, and

(b)   we will, after (A) proportionally adjusting the Physical Delivery Amount to reflect the portion of the Exchange Property constituting the Exchange Traded Securities, (B) adjusting the Initial Share Price (and consequently the Protection Amount) to reflect such Exchange Traded Securities, the market value and volatility levels of such Exchange Traded Securities and any Stock Adjustment Factor adjustments to the Initial Share Price as of the effective date of the Reorganization Event, and (C) reducing the principal amount of each $1,000 of notes to an amount equal to such adjusted Physical Delivery Amount multiplied by the adjusted Initial Share Price, deliver to you at maturity, for each $1,000 principal amount note, the Physical Delivery Amount (or, at our election, the Cash Value thereof) determined in accordance with clause (i) above, except that references to each $1,000 principal amount note and $1,000 in cash and the reference to $1,000 in the calculation of Physical Delivery Amount and the Cash Value thereof will be references to the adjusted principal amount of the notes as described in clause (C). In addition, following any such adjustment, the Initial Share Price will be such adjusted Initial Share Price, divided by the Stock Adjustment Factor (which will have been reset to 1.0 immediately following the Reorganization Event).

General

In the event Exchange Property consists of common equity securities, those securities will, in turn, be subject to the anti-dilution adjustments of the type set forth in this product supplement.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The calculation agent will be solely responsible for the determination and calculation of the Exchange Property if a Reorganization Event occurs and the cash amount due upon exchange of the notes, including the determination of the cash value of any Exchange Property and the Per Share Liquidation Value, if necessary. The calculation agent's determinations and calculations will be conclusive absent manifest error.

"Exchange Property" means any shares of the Reference Stock that continue to be held by the holders of the Reference Stock, and any securities, cash or any other assets distributed to the holders of the Reference Stock in, or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

"Transaction Value" means, on any date, (A) for any cash received as Exchange Property in any such Reorganization Event, the amount of cash received per share of Reference Stock; (B) for any property other than cash or securities received in any such Reorganization Event, the market value, as determined by the calculation agent, as of the date of receipt, of such Exchange Property received per share of Reference Stock; and (C) for any security received in any such Reorganization Event (including in the case of the issuance of tracking stock, the reclassified Reference Stocks and, in the case of a Spin-Off Event, the Reference Stocks with respect to which the spun-off security was issued), an amount equal to the closing price, as of the applicable Call Date (for purposes of determining whether there will be an automatic call), if applicable, or final Valuation Date (for all other purposes), per share of such security multiplied by the quantity of such security received for each share of Reference Stock.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the Reference Stock (the "Original Reference Stock") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or admitted to trading or the date of such termination, as applicable (the "Change Date"), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) determine a Successor Reference Stock (as defined below) to the ADS after the close of the principal trading session on the trading day immediately prior to the Change Date in accordance with the following paragraph (each successor reference stock as so determined, a "Successor Reference Stock" and such successor reference stock issuer, a "Successor Reference Stock Issuer") or (B) select the Underlying Stock to be the Reference Stock.

The "Successor Reference Stock" with respect to an ADS will be the ADS of a company selected by the calculation agent from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of the Original Reference Stock is organized, or has its principal executive office, and that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("SIC Code") as the Original Reference Stock that, in the sole discretion of the calculation agent, is the most comparable to the Original Reference Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however*, that a Successor Reference Stock will not be any ADS that is (or the Underlying Stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the notes with respect to such ADS (a "Hedging Restriction"); *provided further* that if a Successor Reference Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, the Successor Reference Stock will be selected by the calculation agent and will be the ADS of a company that (i) is organized in, or with its principal executive office located in, the country in which the issuer of the Original Reference Stock is organized, or has its principal executive office, (ii) is then registered to trade on the NYSE or The NASDAQ Stock Market, (iii) in the sole discretion of the calculation agent, is the most comparable to the Original Reference Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility, (iv) is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original Reference Stock and (v) is not subject to a Hedging Restriction. Notwithstanding the foregoing, if a Successor Reference Stock cannot be identified in the country in which the issuer of the Original Reference Stock is organized, or has its principal executive office, as set forth above, the Successor Reference Stock will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the Original Reference Stock that in the sole discretion of the calculation agent, is the most comparable to the Original Reference Stock, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility and that is not subject to a Hedging Restriction.

Upon the determination by the calculation agent of any Successor Reference Stock pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," on and after the Change Date, references in this product supplement or the relevant terms supplement to such "Reference Stock" will no longer be deemed to refer to the Original Reference Stock and will be deemed instead to refer to any such Successor Reference Stock for all purposes, and references in this product supplement or the relevant terms supplement to "issuer" of the Original Reference Stock will be deemed to be to any such Successor Reference Stock Issuer. Upon the selection of any Successor Reference Stock by the calculation agent pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," and if the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring) is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, if applicable, and if the notes have not been automatically called, then the calculation agent will determine the payment at maturity in the manner set forth under "— Reorganization Events — Adjustments if the Reference Stock has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, if applicable, on or before the Relevant Date."   Upon the selection of any Successor Reference Stock by the calculation agent pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," and if the circumstances are not covered by the immediately preceding sentence (or if single observation monitoring applies) and if the notes have not been automatically called, then the calculation agent will determine the payment at maturity in the manner set forth in subsection (i) under "— Reorganization Events — Adjustments if the Reference Stock has not declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, if applicable, on or before the Relevant Date or if Single Observation Monitoring Applies." Under these circumstances, the calculation agent will adjust the Initial Share Price and the Protection Amount to reflect the Successor Reference Stock delivered in such delisting or termination of such ADS Facility. Solely for purposes of the determinations to be made by the calculation agent as contemplated in the immediately preceding three sentences, the calculation agent will deem (1) the Exchange Property to be the Successor Reference Stock, (2) with respect to the definition of "Transaction Value," that holders of each Original Reference Stock receives one share of the Successor Reference Stock in the Reorganization Event and (3) the selection of the Successor Reference Stock to replace the Original Reference Stock to be the "Reorganization Event."

Following the selection of a Successor Reference Stock, the Stock Adjustment Factor of the Successor Reference Stock will be subject to adjustment as described above under "— Anti-Dilution Adjustments."

If a Successor Reference Stock is selected, we will, or will cause the calculation agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the Change Date, of the Successor Reference Stock Issuer, the Successor Reference Stock, the Protection Amount and the Initial Share Price for such Successor Reference Stock, as well as the Original Reference Stock so replaced. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the calculation agent selects the Underlying Stock to be the Reference Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the Stock Adjustment Factor will thereafter equal the last value of the Stock Adjustment Factor for the ADS multiplied by the number of Underlying Stock represented by a single ADS, subject to further adjustments as described under "— Anti-Dilution Adjustments." The Final Share Price will be expressed in U.S. dollars, converting the closing price of the Underlying Stock on the Observation Date or Averaging Dates, as applicable, into U.S. dollars using the applicable exchange rate as described below. On and after the Change Date, for purposes of determining whether the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring), as applicable, of the Reference Stock is less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, if applicable, the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring), as applicable, of the Reference Stock on such day will be expressed in U.S. dollars, converting the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring), as applicable, of the Underlying Stock on such day into U.S. dollars using the applicable exchange rate as described below.

If the calculation agent selects the Underlying Stock to be the Reference Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, unless otherwise specified in the relevant terms supplement, to the extent that the Physical Delivery Amount is otherwise due at maturity, we will be deemed to have elected to deliver the Cash Value thereof (payable in U.S. dollars) in lieu of the Physical Delivery Amount. On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the Underlying Stock relative to the U.S. dollar as reported by Reuters Group PLC ("Reuters") on the relevant page for such rate at approximately the closing time of the Relevant Exchange for the Underlying Stock on such day. However, (1) if such rate is not displayed on the relevant Reuters page on such date of determination, the applicable exchange rate on such day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate principal amount of the notes for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were (1) the final Valuation Date and (2) the final trading day of the Monitoring Period, if applicable, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Valuation Date, then, for each Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) will be the corresponding Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, the following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address the U.S. federal income tax consequences of the ownership or disposition of the Reference Stock that a holder may receive at maturity. You should consult your tax adviser regarding the potential U.S. federal tax consequences of the ownership and disposition of the Reference Stock.

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

This summary applies only to notes issued in compliance with certain guidelines provided to us by our special tax counsel. To the extent that this summary does not apply to a particular offering, disclosure regarding the U.S. federal income tax consequences of that offering will be included in the relevant terms supplement. Accordingly, you should read the relevant terms supplement for any other discussion regarding the U.S. federal income tax consequences of a specific offering.

Tax Treatment of the Notes

We and you will agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for U.S. federal income tax purposes as units comprising (i) a put option (a "Put Option") written by you that is automatically terminable in circumstances where an Automatic Call occurs and that, if not terminated, requires you to purchase the Reference Stock (or, at our option, the Cash Value thereof) from us at maturity for an amount equal to the Deposit (as defined below) under circumstances where the payment at maturity is the Physical Delivery Amount and (ii) a deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option (a "Deposit"). Under this characterization, we and you will agree to treat a portion of each "interest" payment made with respect to the notes (including upon an Automatic Call) as interest on the Deposit, and the remainder as premium paid to you (the "Put Premium") in consideration of your entry into the Put Option. We will specify in the relevant terms supplement the portion of each "interest" payment that we will allocate to interest on the Deposit and to Put Premium, respectively. No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that this characterization and treatment of the notes is respected.

Significant aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain, and the IRS or the courts may not agree with the characterization and tax treatment described herein. If you are considering purchasing the notes, you should consult your tax adviser regarding the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes) and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

Assuming the characterization of the notes described above is respected, and the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies.

Tax Treatment of "Interest"

Because the term of the notes is not more than one year, the Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accordingly, accrual-method holders, and cash-method holders who so elect, should include the discount in income as it accrues on a straight-line basis, unless they elect to accrue the discount on a constant-yield method based on daily compounding. Cash-method holders who do not elect to accrue the discount in income currently should include interest paid on the Deposit upon its receipt. Additionally, cash-method holders who do not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry their notes in an amount not exceeding the accrued discount until it is included in income.

Put Premium will be taken into account as described below.

Sale or Exchange of a Note

Upon sale or exchange of a note prior to maturity or automatic call, you generally will be required to recognize an amount of short-term capital gain or loss equal to the difference between (i) the proceeds received minus the amount of accrued but unpaid discount on the Deposit and (ii) the purchase price you paid for the note minus the total Put Premium you have received from us. This amount represents the net of the gain or loss attributable to the termination of the Put Option and the gain or loss attributable to the sale of the Deposit. You will recognize interest income with respect to accrued discount on the Deposit that you have not previously included in income. You should consult your tax adviser regarding the separate determination of gain or loss with respect to the Put Option and the Deposit.

Tax Treatment at Maturity or Automatic Call

If a note is automatically called or if it is held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus any accrued and unpaid "interest," which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If you receive the Physical Delivery Amount (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Put Option. In that case, you generally will not recognize gain or loss with respect to the Put Premium or the Reference Stock received. Instead, you generally will have an aggregate basis in the Physical Delivery Amount of Reference Stock (including any fractional shares) equal to the Deposit minus the total Put Premium received, and that basis will be allocated proportionately among those shares. Your holding period for the Reference Stock will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of Reference Stock, you will recognize gain or loss equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the Cash Value (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the Cash Value plus the total Put Premium received and (ii) the Deposit.

Notes with a Term of More than One Year

Assuming the characterization of the notes described above is respected, and the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, the following discussion applies.

Tax Treatment of "Interest"

Interest paid with respect to the Deposit will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

Put Premium will be taken into account as described below.

Sale or Exchange of a Note

Upon sale or exchange of a note prior to maturity or automatic call, you should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange. The amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit (excluding any amount attributable to the accrued but unpaid interest on the Deposit, which will be treated as a payment of interest), minus your tax basis in the Deposit. That gain or loss will be long-term capital gain or loss if the note was held for more than one year. The amount realized that is attributable to the Put Option, together with the total Put Premium received over the term of the note, will be treated as short-term capital gain or loss.

If the value of the Deposit on the date of sale or exchange exceeds the amount realized on the sale or exchange of the note, you will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment to the purchaser of the note equal to the amount of the excess, in exchange for the purchaser's assumption of the Put Option. In this case, your short-term capital gain or loss in respect of the Put Option will equal the total Put Premium received over the term of the note minus the amount deemed to be paid by you in exchange for the purchaser's assumption of the Put Option.

Tax Treatment at Maturity or Automatic Call

If a note is automatically called or held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus any accrued and unpaid "interest," which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If you receive the Physical Delivery Amount (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Put Option. In that case, you generally will not recognize gain or loss with respect to the Put Premium or the Reference Stock received. Instead, you generally will have an aggregate basis in the Physical Delivery Amount of Reference Stock (including any fractional shares) equal to the Deposit minus the Put Premium received, and that basis will be allocated proportionately among those shares. Your holding period for the Reference Stock will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of Reference Stock, you will recognize gain or loss in an amount equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the Cash Value (plus the final "interest" payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the Cash Value plus the total Put Premium received and (ii) the Deposit.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold your notes, and any income recognized at expiration or upon sale or exchange of your notes (including redemption at maturity) would generally be treated as interest income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes are possible. For instance, you could be required to include the full amount of the periodic payments on the notes as ordinary income in accordance with your method of accounting. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the notes are the timing and character of income or loss (including whether the Put Premium might be currently included as ordinary income). You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Unless otherwise provided in the relevant terms supplement, based on the advice of our special tax counsel, there should be no income or withholding tax on income or gain from a note provided, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "Agent" or "JPMS"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMS, the "Agents"), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMS may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMS may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMS must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMS is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMS may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMS is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 108-A-III or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 108-A-III or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 108-A-III nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 108-A-III nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 108-A-III and the accompanying prospectus, prospectus supplement and terms supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii) the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a) expressly requested the AFM to be considered as a qualified investor; and

(b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a) an average number of employees during the financial year of at least 250;

(b) total assets of at least €43,000,000; or

(c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of this product supplement no. 108-A-III, the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 108-A-III, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 108-A-III and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is neither a substitute or proxy for, nor is it intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and shall not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i) the purchaser, holder or purchaser or holder's fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise, or failure to exercise, any rights we have under or with respect to the notes;

(ii) we and our affiliates have and shall act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of any investor;

(iv) our interests are adverse to the interests of any purchaser or holder; and

(v) neither we nor any of our affiliates are fiduciaries or advisers of the purchaser or holder in connection with any such assets, positions or transactions and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.